Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

NOTICE TO SHAREHOLDERS

In addition to the Announcement to the Market published on March 27, 2015 and the Notice to Shareholders of July 1, 2015, Itaú Unibanco Holding S.A. (“Company”) announces to its shareholders that the share fractions from the bonus share issue approved at the Extraordinary Meeting held on April 29, 2015 have been grouped into whole numbers and sold on the BM&FBOVESPA S.A. – Securities, Commodities and Futures Exchange at an auction held on August 27, 2015.

A total of 33,714 book entry shares, with no par value, were sold at the auction, being 8,182 common shares and 25,532 preferred shares, resulting in the net amounts of R$ 26.59801036371 for each common share and R$ 28.29480847564 for each preferred share.

This amount will be made available on September 8, 2015 to shareholders who are entitled to receive them, as follows:

a) for those shareholders registered in the books of the Company whose information is current, Itaú Corretora de Valores S.A., the institution responsible for the Company’s book entry shares, will pay the amount directly to the shareholder’s checking account held with the Financial Institution indicated in the shareholder’s registration details; those shareholders whose data or checking account information is not held or up to date should contact their preferred Itaú branch for the purpose of updating registration details, bearing their tax enrollment card (CPF), identity card (RG), and proof of residence and banking domicile; and

b) for all other shareholders, payment will be effected directly to BM&FBOVESPA, which will pass on the amounts to the shareholders registered in their books through their Custody Agents.

São Paulo (SP), September 1, 2015.

MARCELO KOPEL
Investor Relations Officer